Exhibit 99.1



UNITY'S Accomplishments!

◆ Despite this challenging environment, Unity's performance in 2009 included the following accomplishments:

❖ Total assets increased 3.6 percent

❖ Total deposits increased 7.2 percent

❖ Further improvement in sales culture

❖ Continued improvements in infrastructure

❖ Excluding FDIC insurance increase, expenses remained flat



UNITY
BANCORP•INC

How the Economy Affected *UNITY*

◆ Unity's 2009 results were affected by:



❖ Other-than-temporary impairment charges ("OTTI") of $2.6 million in 2009

❖ Higher provision for loan losses due to the economy

❖ Increase in past due accounts

❖ Increase in collection costs

❖ Increase in FDIC insurance

❖ Weak loan demand

UNITY◆
BANCORP•INC

UNITY'S Strategic Direction

- One sales process with common goals
- Relationship-based business model
- New lending footprint
- Improve net interest margin
- Stabilize credit quality
- Effective cost control



UNITY◆
BANCORP•INC

UNITY'S Branch Network

New Jersey

- Hunterdon County
  - Clinton
  - Flemington
  - Whitehouse
- Middlesex County
  - Colonia
  - Edison
  - Highland Park
  - Middlesex
  - South Plainfield
- Somerset County
  - North Plainfield
- Union/Essex County
  - Linden
  - Scotch Plains
  - Springfield
  - Union
- Warren County
  - Phillipsburg
  - Washington (In Progress)

Pennsylvania

- Northampton County
  - Forks Township
  - William Penn



UNITY'S Recent and Future Highlights

◆ Brought items processing in-house - $175k
  per year

◆ ATM - a surcharge free network

◆ E-statements ("Go Green!")

◆ Enhancements to electronic banking

◆ VISA gift cards

◆ Mobile banking

◆ Foreign currency exchange

◆ Online residential mortgage applications



UNITY◆
BANCORP•INC

UNITY'S Marketing Initiatives





Lending Fortunes,
Large & Small.
unitybank.com/loans
UNITY BANK
growing with you!

unitybank.com ◆ 1.800.618.BANK (2265)
Lending Fortunes,
Large & Small
Is a mortgage, home equity, or refinance in your future?
Learn more and get rates at unitybank.com/loans
FDIC
UNITY BANK

Introduced Integrated Multimedia Campaign

Landing Page
764 average daily hits

Google AdWords
747 Clicks & 758,005 impressions in our geo-targeted areas

Newspaper Ads
Across footprint

Web Ads
NJ.com
LehighValleyLive.com
HAWK microsite

99.9 The HAWK Radio

Billboards



UNITY'S Marketing Initiatives



100 reasons to go local.
unitybank.com
UNITY BANK
growing with you!
FDIC
ADAMS

Statistics
121 New Checking Accounts Opened; 31.93% increase over previous 60 day period
$2,643,869 increase in Initial Deposits; 56.76% increase over previous 60 day period



unitybank.com • 1.800.618.BANK (2265)
100 reasons to go local.
View them all at unitybank.com/100
Reason #4
We will donate $10 to NJ and PA food banks for every checking account opened between 9/15/09 and 11/15/09
Reason #28
We have a hot air balloon. Look for it at the Warren County Fair and other fun events
Member FDIC
UNITY BANK
growing with you!

UNITY BANCORP•INC

UNITY'S New Marketing Initiative







Key Bank Ratios

	For the 3 months ended 3/31/2010	For the 12 months ended 12/31/2009	
	Unity	**Unity**	**All FDIC-Insured Commercial Banks**
Return on Average Assets	0.34%	(0.12)%	0.09%
Return on Average Equity	3.09%	(5.29)%	0.85%
Net Interest Margin	3.57%	3.22%	3.50%
Total Nonperforming Assets to Total Assets	3.37%	2.90%	3.36%
Net Charge-offs to Average Loans	0.80%	0.67%	2.57%

* - More than one in four institutions (29.5 percent) reported negative net income for the year.

UNITY
BANCORP•INC

Income Statement
(dollars in thousands)

	For the years ended		%
	2009	2008	Change
Net Interest Income	$ 27,828	$ 27,291	2.0%
Provision for Loan Losses	(8,000)	(4,500)	77.8%
OTTI Charges & Net Security (Losses) Gains	(1,756)	(1,918)	-8.4%
Other Noninterest Income	3,896	4,612	-15.5%
Noninterest Expense	(23,947)	(22,939)	4.4%
Net Income (Loss) Before Taxes	(1,979)	2,546	-177.7%
Net Income (Loss)	$ (1,081)	$ 1,930	-156.0%
Net income (Loss) Available to Common Shareholders	$ (2,577)	$ 1,820	-241.6%
Net Income per Share - Diluted	$ (0.36)	$ 0.25	

UNITY◆
BANCORP•INC

Net Interest Margin



| Prime Rate | 5.25% | 7.25% | 8.25% | 7.25% | 3.25% | 3.25% |

Total Asset Growth

(dollars in millions)

> *In 2009, Unity grew total assets by 3.6% versus a decline of 3.8% fo[r] all FDIC-Insured Commercial Ban[ks]*



Total Loan Growth

(dollars in millions)

> In 2009, Unity's total loans declined 4.2% versus a 5.0% decline for all FDIC-Insured Commercial Banks.



Nonperforming Loans by Category
(dollars in thousands)

Category	12/31/2009		12/31/2008	
	$ Value	# of Loans	$ Value	# of Loans
SBA 7(a)	6,559	75	4,228	49
SBA 504	5,575	2	4,600	3
Commercial	7,397	21	5,247	8
Residential Mortgage	5,578	13	1,808	7
Consumer	387	6	237	8
Total	**25,496**	**117**	**16,120**	**75**

Selected Ratios	12/31/2009	12/31/2008
Net Charge-offs to Average Loans	0.67%	0.40%
Nonperforming Loans to Total Loans	3.88%	2.35%
Allowance for Loan Losses to Total Loans	2.11%	1.51%

UNITY◆
BANCORP•INC

Total Deposit Growth

(dollars in millions)

➢ *In 2009, Unity grew total deposits by 7.2% versus 3.1% for a* *FDIC-Insured Commercial Banks.*



Capital Ratios



□ Unity Bancorp, Inc.

■ FDIC-Insured Commercial Banks





Compelling Investment Considerations

- Deep discount to book
- Knowledgeable and experienced management team
- Attractive branch franchise
- Improving bank fundamentals
- Positioned for economic rebound
- Insider ownership



UNITY
BANCORP•INC



UNITY BANK
growing with you!

The previous slides contained data from the following sources:

◆ FDIC-Insured Commercial Banks:
  ❖ Obtained from FDIC.gov Quarterly Banking Profile



UNITY◆
BANCORP•INC